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                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                           YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------
                                          1995        1996        1997        1998        1999
                                        --------    --------    --------    --------   ----------
Income (loss) before income taxes and   $(9,937)    $(7,276)    $7,756      $7,298     $(21,937)
losses from joint venture...........
Fixed charges.......................        613         808      1,349        1,889        3,207
                                        --------    --------    --------    --------   ----------
     Total earnings and fixed charges    (9,324)     (6,468)     9,105        9,187      (18,730)
Fixed charges.......................        613         808      1,349        1,889        3,204
Ratio of earnings to fixed charges (1)       NM          NM        6.75x        4.86x         NM
                                        ========    ========    ========    ========   ==========

(1)  The ratio of earnings to fixed charges is computed by dividing income
     (loss) before taxes and losses from joint venture plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases. Earnings were insufficient to cover fixed charges for the years ended December 31, 1995, 1996 and 1999 by approximately $9.9 million, $7.3 million and $21.9 million, respectively.